Valiant Eagle, Inc.

6320 Canoga Avenue, Suite 1564

Woodland Hills, CA  91367

June 7, 2021

Cara Wirth, Esq.

Staff Attorney

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Valiant Eagle, Inc. Offering Statement on Form 1-A Filed May 13, 2021 File No. 024-11526

Dear Ms. Wirth,

On behalf of Valiant Eagle, Inc., I hereby request qualification of the above-referenced offering statement at 12:00 noon, Eastern Time, on Thursday, June 10, 2021, or as soon thereafter as is practicable.

Sincerely,

/s/ Xavier Mitchell

Xavier Mitchell

Chief Executive Officer

Valiant Eagle, Inc.

560 Broadway, Suite 900, Denver, CO 80202 - 5150 P 303.894.2320 F 303.861.2126 V/TDD 303.894.7880 Jared Polis, Governor | Patty Salazar, Executive Director | www.dora.colorado.gov/dos 1560 Broadway, Suite 900, Denver, CO 80202 - 5150 Tung Chan, Securities Commissioner June 7, 2021 Sent Via Electronic Mail: dsuares@suaresassociates.com Donnell Suares, Esq. Suares & Associates 833 Flatbush Avenue Suite 100 Brooklyn, NY 11226 Re: Valiant Eagle, Inc. (“PSRU”), Reg A Tier 1 Offering, Cleared for Sale in State of Colorado Dear Mr. Suares: The Offering, PSRU, Regulation A Tier 1, is "Effective or Cleared for Sale" in the State of Colorado. The effective date is the date of SEC “Notice of Qualification,” and the Colorado File Number for this Offering is 2021 - 88 - 231. The fact that these securities are hereby registered does not constitute a finding by the Commissioner that any document filed with the Commissioner in connection with said registration is true, complete, or not misleading. The fact that these securities are hereby registered does not mean that the Commissioner has passed in any way upon the merits or qualifications of, or has recommended or given approval to, these securities. It is unlawful to make, or cause to be made, to any prospective purchaser any representation inconsistent with the foregoing. If you have any questions or concerns, please do not hesitate to contact me at the undersigned. Derrick O'Neal Securities Examiner